EXHIBIT 23.1

The Board of Directors
Talegen Holdings, Inc.:

    We consent to the inclusion of our reports dated January 17, 1996, with respect to the consolidated balance sheets of Talegen Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1995, and all related schedules, which reports appear in the Form S-1 of Talegen Acquisition Corporation. We also consent to the reference to our firm under the heading "Experts" in the prospectus.

KPMG Peat Marwick LLP

Short Hills, New Jersey
June 4, 1996